

BAE Systems plc

TOTAL VOTING RIGHTS – MONTH-END NOTIFICATION

As at 30 April 2008 BAE Systems plc:

(i) had 3,579,302,766 issued ordinary shares of 2.5 pence each admitted to trading. Each ordinary share carries the right to one vote in relation to all circumstances at general meetings of ordinary shareholders of BAE Systems plc;

(ii) held 59,094,720 ordinary shares in treasury. The voting rights of treasury shares are automatically suspended;

(iii) accordingly, had total voting rights of 3,520,208,046.

The total voting rights figure (of 3,520,208,046) may be used by shareholders (and others with notification obligations) as the denominator for the calculations by which they will determine whether they are required to notify their interest in, or a change to their interest in, BAE Systems plc under the FSA's Disclosure and Transparency Rules.

30 April 2008

